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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 65282 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
                               MM/DD/YY                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Northwest Investment Advisors Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 South Washington, Suite 210
                                    (No. and Street)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

| Spokane | Washington | 99201 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Grubb     509-252-4140 Ext 13

                                                            (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schoedel & Schoedel CPA's PLLC
                        (Name – *if individual, state last, first, middle name*)

| 422 W. Riverside Dr. Suite 1420 | Spokane | Washington | 99201 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Sean Grubb _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwest Investment Advisors Inc. _____, as of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

                                                    _L_ _M._ _𝓛𝓵𝓵_
                                                    Signature

                                                    President
                                                    Title


Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**NORTHWEST INVESTMENT ADVISORS, INC**

**REPORTS PURSUANT TO RULES 17a-5(d)**

**YEAR ENDED DECEMBER 31, 2018**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sean Grubb, President
Northwest Investment Advisors, Inc.
9 South Washington, Suite 210
Spokane, Washington 99201

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northwest Investment Advisors, Inc. (NWIA), a Washington corporation, as of December 31, 2018, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Northwest Investment Advisors, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Northwest Investment Advisors, Inc.'s management. Our responsibility is to express an opinion on Northwest Investment Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Northwest Investment Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The supplemental information, Schedule I, has been subjected to audit procedures performed in conjunction with the audit of Northwest Investment Advisors, Inc.'s financial statements. Schedule I is the responsibility of Northwest Investment Advisors, Inc.'s management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

accuracy of the information presented in Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Schoedel & Schoedel CPAs PLLC*

We have served as Northwest Investment Advisors, Inc.'s auditor since 2007.
Spokane, Washington
February 26, 2019

# NORTHWEST INVESTMENT ADVISORS, INC.

## STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2018

## ASSETS

| | | |
|---|---|---:|
| Cash | $ | 70,972 |
| Commissions receivable | | 27,541 |
| Deposit with clearing agent | | 15,010 |
| Prepaid assets | | 760 |
| Property and equipment, net | | 874 |
| Receivable from rep | | 31,000 |
| *Total assets* | **$** | **146,157** |

## LIABILITIES AND STOCKHOLDER'S EQUITY

### LIABILITIES:

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 6,047 |
| Central registration depository account | | 88 |
| | | 6,135 |

### STOCKHOLDER'S EQUITY

| | | |
|---|---|---:|
| Additional Paid in Capital | $ | 193,625 |
| Common stock, no par value | | 15,583 |
| Retained earnings | | (69,186) |
| *Total stockholder's equity* | | 140,022 |
| *Total liabilities and stockholder's equity* | **$** | **146,157** |

The accompanying notes are an integral part of this statement.

# NORTHWEST INVESTMENT ADVISORS, INC.

## STATEMENT OF INCOME

### FOR THE YEAR ENDED DECEMBER 31, 2018

**REVENUES:**

| | |
|---|---:|
| Commissions | $ 650,369 |
| Insurance agency revenue | 31,160 |
| Advisory fees | 79,739 |
| Other income | 279 |
| *Total revenues* | 761,547 |

**EXPENSES:**

| | |
|---|---:|
| Advertising | 7,242 |
| Arbitration settlement | 169,572 |
| Bank service & interest charges | 172 |
| Clearing charge | 21,904 |
| Commission | 476,984 |
| Continuing education | 1,080 |
| Depreciation | 1,664 |
| Insurance | 6,654 |
| Licenses, fees, dues and subscriptions | 29,051 |
| Office expense | 6,191 |
| Payroll | 73,144 |
| Professional fees | 144,212 |
| Rent | 14,995 |
| Repairs | 722 |
| Taxes | 6,642 |
| Travel and entertainment | 786 |
| Utilities | 7,700 |
| *Total expenses* | 968,715 |

**NET LOSS**        **(207,168)**

The accompanying notes are an integral part of this statement.

**NORTHWEST INVESTMENT ADVISORS, INC.**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED DECEMBER 31, 2018**

**CASH FLOWS FROM (TO) OPERATING ACTIVITIES:**

| | |
|---|---:|
| Net loss | $ (207,168) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | |
| (Increase) Decrease in central registration depository account | 133 |
| (Increase) Decrease in commissions receivable | 21,824 |
| (Increase) Decrease in deposit with clearing agent | (10) |
| Depreciation expense | 1,664 |
| (Increase) Decrease in prepaid expenses | (687) |
| (Increase) Decrease in receivable from rep | (31,000) |
| Increase (Decrease) in accounts payable and accrued expenses | (3,585) |
| *Net cash from operating activities* | (218,829) |

**CASH FLOWS USED IN INVESTING ACTIVITIES:**

| | |
|---|---:|
| Purchase of furniture & equipment | (608) |
| *Net cash from investing activities* | (608) |

**CASH FLOWS USED IN FINANCING ACTIVITIES:**

| | |
|---|---:|
| Additional paid in capital | 193,625 |
| Dividends paid | (7,675) |
| *Net cash from financing activities* | 185,950 |

| | |
|---|---:|
| **NET DECREASE IN CASH** | (33,487) |
| **CASH,** at beginning of year | 104,459 |
| **CASH,** at end of year | $ 70,972 |

The accompanying notes are an integral part of this statement.

# NORTHWEST INVESTMENT ADVISORS, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2018

| | Common Stock | | Retained | Total Stockholder's |
| --- | --- | --- | --- | --- |
| | Shares | Amount | Earnings | Equity |
| **BALANCES,** December 31, 2017 | 33,333 | $ 15,583 | $ 145,657 | $ 161,240 |
| Additional paid in capital | | | 193,625 | 193,625 |
| Dividends paid | | | (7,675) | (7,675) |
| Net loss | | | (207,168) | (207,168) |
| **BALANCES,** December 31, 2018 | **33,333** | **$ 15,583** | **$ 124,439** | **$ 140,022** |

The accompanying notes are an integral part of this statement.

## NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Northwest Investment Advisors, Inc. (NWIA) was incorporated February 25, 2000 in Spokane, Washington. NWIA is an Introducing Broker in securities, which is a non-clearing, securities broker/dealer (fully disclosed). NWIA accepts customer orders but elects to clear orders through another broker. NWIA is registered with the Securities and Exchange Commission (SEC), and licensed by the Financial Industry Regulatory Authority, Inc. (FINRA).

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of NWIA is presented to assist in understanding its financial statements. The financial statements and notes are representation of NWIA's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

### Basis of Presentation
The financial statements of NWIA are prepared using the accrual basis of accounting with a fiscal year-end of December 31.

### Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management of NWIA to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

### Cash Equivalents
For purposes of the statement of cash flows, NWIA considers investments which are not subject to withdrawal restrictions and can be converted to cash on short notice and are used in the operating activities of the company, specifically cash in demand accounts at financial institutions, to be cash equivalents.

### Commissions Receivable
Commissions receivable are recorded when purchase and sale orders are issued and are presented in the balance sheet net of an allowance for doubtful collection. In the opinion of management, substantially all receivables are collectible in full. As such, no provision for an allowance for doubtful collection has been recorded in these financial statements. All commissions receivable are current and less than ninety days. No commissions receivable are collateralized.

**NORTHWEST INVESTMENT ADVISORS, INC.**
Spokane, Washington
**NOTES TO FINANCIAL STATEMENTS**

**December 31, 2018**


**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

**Property and Equipment**
Property and equipment are stated at cost and is depreciated by accelerated methods over the estimated useful lives of the various assets. Management estimates the useful lives of the following assets to be:

| | |
|---|---|
| Office equipment and furnishings | 5-7 years |
| Software | 3-5 years |

**Fair Value of Financial Instruments**
Cash and deposits with clearing agent are held in cash, for which cost and fair value are equivalent. NWIA recognizes other financial instruments (including commissions receivable, accounts payable and accrued expenses) at historical cost, which approximates fair value due to the short maturities of those instruments.

**Commission Revenue and Related Clearing Expenses**
Commission revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

**Advertising**
Advertising costs are expensed as incurred.

**Compensated Absences**
Employees of NWIA are entitled to paid vacation and paid sick days, based on various factors. Any paid time off not used by year end does not carry forward, and as such, there is no accrual at year end.

**Federal Income Taxes**
NWIA, with the consent of its shareholder, elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, NWIA does not pay federal corporate taxes on its taxable income. Instead, corporate taxable income is taxed directly to its shareholder. As such, no provisions for income taxes have been recorded in these financial statements.

NWIA is subject to audit or examinations by various regulatory jurisdictions. As of the date the financial statements were issued, there were no audits or examinations in progress. With few exceptions, as of December 31, 2018, NWIA was no longer open to audit or examination for fiscal years ended prior to December 31, 2015.

## NOTE 3 – CRD ACCOUNT

NWIA maintains a CRD account which is used to settle fees charged to NWIA by FINRA. As of December 31, 2018, the Firm had a deficient balance of $88.

## NOTE 4 – COMMISSIONS RECEIVABLE

NWIA has receivables for commissions. All receivables are current and less than ninety days. Receivables are not collateralized.

## NOTE 5 – DEPOSIT WITH CLEARING AGENT

NWIA maintains a deposits account with INTL FCStone Financial Inc. The account is used to guarantee funds available for trading activity and requires a minimum deposit balance of $15,000.

## NOTE 6 – PROPERTY AND EQUIPMENT

As of December 31, 2018, property and equipment was summarized as follows:

|  | 2018 |
| --- | --- |
| Office equipment and furniture | $ 19,411 |
| Software | 8,765 |
|  | 28,176 |
| Less: Accumulated depreciation | (27,302) |
|  | $874 |

For the year ended December 31, 2018, depreciation expense totaled $1,664.

## NOTE 7 – COMMON STOCK

As of December 31, 2018, there were 100,000 shares authorized and 33,333 issued and/or outstanding.

### NOTE 8 – LEASES

NWIA leases office space through November 2020 under a non-cancelable lease agreement. The terms of the lease are personally guaranteed by the stockholder. Under the terms of the lease agreement monthly rental rates are as follows:

| | |
|---|---|
| December 1, 2018 through November 30, 2019 | 1,509 |
| December 1, 2019 through November 30, 2020 | 1,554 |

For the year ended December 31, 2018, rental payments for this office space totaled $18,595, which included base rent plus storage.

Future minimum rental payments under the lease agreement for the years ending December 31, 2019 through 2020 are as follows:

| | |
|---|---|
| 2019 | 18,153 |
| 2020 | 17,094 |

In February 2008, NWIA entered into a sublease agreement of office space on a month-to-month basis. The sublease agreement is accounted for as a reduction of rental expense. For the year ended December 31, 2018, sublease proceeds totaled $3,600.

In November 2015, NWIA entered into a new lease agreement for a copier expiring in March 2021. Under the terms of the lease agreement, NWIA is required to make base lease payments of $130 plus sales tax ($142 per month). Additional charges apply if the number of copies exceed a stated monthly volume. For the year ended December 31, 2018, rental charges totaled $1,652.

Future minimum rental payments under the lease agreement for the years ending December 31, 2019 through 2021 are as follows:

| | |
|---|---|
| 2019 | 1,704 |
| 2020 | 1,704 |
| 2021 | 426 |

**NORTHWEST INVESTMENT ADVISORS, INC.**
Spokane, Washington
**NOTES TO FINANCIAL STATEMENTS**

**December 31, 2018**

**NOTE 9 – NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, NWIA is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, NWIA had net capital and net capital requirements of $107,388 and $5,000, respectively. NWIA's net capital ratio (aggregate indebtedness to net capital) was 0.1 to 1. According to Rule 15c3-1, NWIA's net capital ratio shall not exceed 15 to 1.

**NOTE 10 – ARBITRATION**

During the year ended December 31,2018, the Company settled arbitration with a former client, resulting in NWIA paying $360,300. Payment of this settlement was split between Company's shareholder and one broker/employee, with the broker/employee reimbursing NWIA $191,000. The remainder of the settlement was paid by the shareholder. As of December 31,2018, the broker/employee owed NWIA $31,000 for final payment of the settlement. The net settlement NWIA paid in connection with the arbitration for the year ended December 31,2018 was $169,572.

**NOTE 11 – SUBSEQUENT EVENTS**

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

**SUPPLEMENTARY INFORMATION**

**NORTHWEST INVESTENT ADVISORS, INC.**

**COMPUTATION OF NET CAPITAL**
**UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934**

**DECEMBER 31, 2018**

**CREDIT:**

| | |
|---|---|
| Total stockholder's equity | $ 140,022 |

**DEBITS:**

Nonallowable assets:

| | |
|---|---|
| Prepaid assets | 760 |
| Property and equipment, net | 874 |
| Receivable from rep | 31,000 |
| *Total debits* | 32,634 |
| NET CAPITAL | 107,388 |

| | |
|---|---|
| Minimum requirement of 6-2/3% of aggregate indebtedness of $6,135 or $5,000, whichever is greater | 5,000 |
| *Excess net capital* | **$ 102,388** |

**AGGREGATE INDEBTEDNESS:**

| | |
|---|---|
| Accounts payable and accrued expenses | **$  6,135** |

| | |
|---|---|
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | **0.1 to 1** |

**NOTE:** There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2018.

See Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE EXEMPTION REPORT

Board of Directors
Northwest Investment Advisors, Inc.
Spokane, Washington

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Northwest Investment Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Northwest Investment Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Northwest Investment Advisors, Inc. stated that Northwest Investment Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Northwest Investment Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northwest Investment Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Spokane, Washington
February 26, 2019

# NORTHWEST INVESTMENT ADVISORS, INC.

## EXEMPTION REPORT
## REQUIREMENT FOR BROKER/DEALERS UNDER
## RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

### DECEMBER 31, 2018

To the best knowledge and belief of Northwest Investment Advisors, Inc.:

The Company claimed the (k)(2)(ii) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(ii) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2018.


_____
Signature

President_____
Title


See Report of Independent Registered Public Accounting Firm on Exemption Report.